                                         Exhibit 12.01

SCANA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Twelve Months Ended June 30, 2005 and Each of the Five Years Ended December 31, 2004
(Dollars in Millions)

	Twelve Months Ended
	June 30,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000
Fixed Charges as defined:
Interest on long-term debt	$208.3	$206.9	$206.1	$206.1	$227.5	$226.1
Amortization of debt premium, discount and expense (net)	6.2	5.4	4.9	5.1	6.4	4.4
Interest component on rentals	3.9	3.9	3.6	3.4	1.8	1.2
Preference security dividend requirement	11.8	11.9	13.6	15.7	15.7	15.8
Total Fixed Charges (A)	$230.2	$228.1	$228.2	$230.3	$251.4	$247.5
Earnings as defined:
Pretax income (loss) from continuing operations	$111.2	$387.1	$426.2	$(94.3)	$855.4	$373.7
Total fixed charges above	230.2	228.1	228.2	230.3	251.4	247.5
Pretax equity losses (earnings) of investees	65.5	(5.4)	(5.2)	(5.8)	(3.7)	0.6
Cash distributions from equity investees	7.5	7.4	7.7	7.8	11.2	5.9
Preference security dividend requirements from above	(11.8)	(11.9)	(13.6)	(15.7)	(15.7)	(15.8)
Total Earnings (B)	$402.6	$605.3	$643.3	$122.3	$1,098.6	$611.9
Ratio of Earnings to Fixed Charges (B/A)	1.75	2.65	2.82	.53	4.37	2.47

For 2002, an additional $106.8 million in income before income taxes would be needed to obtain a ratio of 1.0.